Exhibit 1.01

Roku, Inc.
2025 Conflict Minerals Report
Roku, Inc. (“Roku”) has prepared this Conflict Minerals Report under Rule 13p-1 of the Securities Exchange Act of 1934, as amended. This report covers the period January 1, 2025 to December 31, 2025.
Rule 13p-1 requires disclosure when cassiterite, columbite-tantalite (coltan), gold, and wolframite, and their derivatives, tantalum, tin, and tungsten (“Conflict Minerals”), are “necessary to the functionality or production” of the products that a company manufactures or contracts to manufacture. Rule 13p-1 relates to the sourcing of Conflict Minerals from the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola (the “Covered Countries”).
Conflict Minerals are necessary to the functionality or production of certain Roku products. Roku does not manufacture any products. Instead, Roku contracts with its direct suppliers—contract manufacturers and original design manufacturers—to manufacture or design its products to Roku’s specifications. During 2025, all hardware products that Roku contracted to manufacture contained Conflict Minerals necessary to the functionality or production of those products, including Roku-made TVs, players, remotes, audio equipment, smart home products, and other electronics (collectively, “Covered Products”). This report applies to Covered Products that were manufactured during 2025.
 Reasonable Country-of-Origin Inquiry
For 2025, Roku conducted a good-faith reasonable country-of-origin inquiry into which Covered Products incorporate Conflict Minerals. That inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries or came from recycled or scrap sources. To conduct the inquiry, Roku principally requested its direct suppliers of Covered Products (“Suppliers”) to provide country-of-origin information on the Conflict Minerals used in Covered Products. Based on the information received, Roku has reason to believe that some of the Conflict Minerals contained in the Covered Products may have originated from Covered Countries.
Conflict Minerals Due Diligence Program Design
Roku designed its Conflict Minerals due diligence program to conform, in all material respects, to the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplement on Gold and Supplement on Tin, Tantalum and Tungsten, consistent with Roku’s position as a downstream company.
OECD Guidance Step 1: Maintain Strong Company Management Systems
•Roku has adopted a written policy statement on Conflict Minerals, available at https://www.roku.com/investor/governance.
•An internal team with members from Roku’s operations, legal, and finance organizations oversees the Conflict Minerals program.
•The Conflict Minerals team reports its findings to the Chief Accounting Officer and the General Counsel.
•Roku requests that Suppliers report annually on the use of Conflict Minerals in their products using the Conflict Minerals Reporting Template (“CMRT”) published by the Responsible Minerals Initiative (“RMI”).
•Roku maintains a grievance hotline for reporting policy violations.
OECD Guidance Step 2: Identify and Assess Risks in the Supply Chain
•Roku requests that each Supplier submit a completed CMRT.
•Roku follows up with Suppliers on incomplete or inconsistent CMRT submissions.
•Roku attempts to identify high-risk smelters and refiners in its supply chain. Roku compares the smelters and refiners identified by Suppliers as potentially supplying Conflict Minerals for use in the Covered Products against the list of smelters and refiners that are identified as “conformant” or “active” with the RMI’s Responsible Minerals Assurance Process (“RMAP”) assessment protocols and against the list of refiners identified on the current Good Delivery List of the London Bullion Market Association (“LBMA”).

 OECD Guidance Step 3: Design and Implement a Strategy to Respond to Identified Risks
•Roku contacts Suppliers that report using smelters or refiners that are not identified by RMAP as “conformant” or “active” or on the LBMA Good Delivery List to confirm whether they have discontinued use of such smelter or refiner.
•Roku asks Suppliers to encourage smelters or refiners that are not conformant with RMAP to participate in the RMAP.
•If Roku determines that a Supplier is sourcing Conflict Minerals that may be financing armed conflict or human rights abuses in the Covered Countries, Roku will determine an appropriate course of action to engage with that Supplier, which may include requesting that the Supplier remove an identified smelter or refiner from its supply chain.
OECD Guidance Step 4: Support the Development and Implementation of Independent Third-Party Audits
•Roku does not have a direct relationship with the smelters and refiners and relies on the independent audits of smelters and refiners that the RMI (and similar organizations) conduct through the RMAP or that are coordinated through the LMBA’s Responsible Sourcing Programme.
OECD Guidance Step 5: Report on Supply Chain Due Diligence
•Roku publishes its Conflict Minerals Report annually, available at https://www.roku.com/investor/sec-filings.
Due Diligence Results
Smelters and Refiners Identified
Roku received a CMRT from each Supplier. Based on the information Suppliers provided for 2025, Roku has reason to believe that some of the Conflict Minerals used in the Covered Products originated from Covered Countries. In certain cases, the information the Suppliers provided was incomplete or unverifiable and may not have included responses from all their suppliers. Further, Roku was unable to determine the country of origin of all the Conflict Minerals needed to manufacture the Covered Products. In addition, some Suppliers provided smelter and refiner information on a company-wide basis, not on a product-specific basis, so some of the smelters or refiners identified may not actually have supplied Conflict Minerals for use in the Covered Products.
The Suppliers identified 209 smelters and refiners, and Roku evaluated each against the RMAP audit and the LBMA Good Delivery List. As of April 1, 2026, of these smelters and refiners, 207 were identified by RMAP as “conformant” and one was considered “active,” or undergoing assessment, for 2025. One smelter was not identified by RMAP as either “conformant” or “active.” Roku asked the relevant Supplier to encourage the smelter to become RMAP-conformant or, if that was not feasible, to transition to an alternative RMAP-conformant smelter. The Supplier then transitioned to an alternative RMAP-conformant smelter.
Below are the results of Roku’s due diligence as of April 1, 2026 on the Conflict Minerals used in Covered Products for 2025, based on the information the Suppliers provided:

	Tin	Tantalum	Tungsten	Gold	Total
Total number of smelters or refiners	53	34	30	92	209
Total number (%) of smelters or refiners identified by RMAP as “Conformant” or “Active”	52 (98%)	34 (100%)	30 (100%)	92 (100%)	208 (>99%)
Total number (%) of “Conformant” smelters or refiners	52 (98%)	34 (100%)	30 (100%)	91 (99%)	207 (>99%)
Total number (%) of “Active” smelters or refiners	0	0	0	1 (1%)	1 (<1%)

The supply chain for the Covered Products is complex. As a downstream purchaser, Roku is many steps removed from the mining and smelting or refining of the Conflict Minerals and does not have direct relationships with smelters and refiners of Conflict Minerals. Roku believes the smelters and refiners are in the best position in the supply chain to determine the origin of the ores, and tracing these minerals to their sources is a challenge that requires Roku to enlist its Suppliers in its efforts to achieve supply chain transparency, including its efforts to obtain information regarding the origin of the Conflict Minerals. The information provided by Suppliers may be inaccurate or incomplete or subject to other irregularities. Because of Roku’s relative location within the supply chain in relation to the actual extraction, transport, smelting, and refinement of Conflict Minerals, Roku’s ability to verify the accuracy of information reported by Suppliers is limited. Roku also relies on third-party organizations to determine the accuracy of representations that upstream producers are “conflict-free,” and is not in a position to independently determine the “conflict-free” nature of Conflict Minerals used in the Covered Products for 2025. Appendix A lists the smelters and refiners that Suppliers reported for 2025.

 Efforts to Determine Mine or Location of Origin
Roku requested mine or location-of-origin information from each Supplier to determine the country of origin of the Conflict Minerals in its supply chain. Based on country-of-origin information provided by the Suppliers:
•The Conflict Minerals contained in Covered Products that may have originated from the Covered Countries may have come from the Democratic Republic of the Congo, Rwanda, Tanzania, or Uganda. In some cases, the locations of the mines were unknown and not identified in the CMRT. In other cases, the responses indicated that the minerals were from the Covered Countries but did not identify specific countries.
•The Conflict Minerals contained in Covered Products that may have originated outside the Covered Countries may have come from Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Czech Republic, Estonia, Germany, India, Indonesia, Italy, Japan, Kazakhstan, Malaysia, Mexico, Netherlands, Peru, Philippines, Poland, Republic of Korea, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United States, Uzbekistan, or Vietnam.
•Some Conflict Minerals contained in Covered Products may have come from recycled and scrap sources.
•Some Conflict Minerals contained in Covered Products may have originated from the conflict-affected and high-risk areas.
Roku does not have privity of contract with any smelter or refiner listed on Appendix A or control over the origin of the sourcing of any Conflict Minerals processed by any smelter or refiner listed on Appendix A.
The country-of-origin information Suppliers provided was incomplete. Although Roku contacted Suppliers to obtain more complete country-of-origin information, as of the date of this report, Roku has been unable to obtain complete country-of-origin information. As with the list of smelters and refiners, many Supplier responses were provided at the company level, which means this list of countries may include more countries of origin than actual sources of the Conflict Minerals in the Covered Products.
Steps to be Taken to Mitigate Risk
Roku has taken, or intends to take, the following actions to mitigate the risk that the Conflict Minerals in the Covered Products could finance armed groups in the Covered Countries:
•Roku will continue to engage with Suppliers to obtain additional visibility into the sourcing of Conflict Minerals in its supply chain.
•Roku will continue to encourage Suppliers to engage with their upstream smelters and refiners to ensure that they become or remain RMAP-conformant.
•If incidents or allegations arise concerning Conflict Minerals in Roku’s supply chain, Roku will assess and take appropriate responsive action.
Forward-Looking Statements
This report contains forward-looking statements reflecting Roku’s expectations with respect to its Conflict Minerals program. Statements in this Report that are not strictly historical statements, including Roku’s intentions and expectations regarding further supplier engagement, due diligence, risk mitigation efforts, strategy, and future reporting, constitute forward-looking statements. Any statements in this report that are not statements of historical fact may also be deemed to be forward-looking statements. For example, the words “could,” “may,” “will,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are not a guarantee of performance and are subject to a number of risks and uncertainties, some of which may be outside of Roku’s control, and which could cause actual events to differ materially from those expressed or implied by the statements made herein. Risks and uncertainties that could cause actual results to differ include those associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud, and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide accurate, complete, and detailed information, limitations on Roku’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers, third-party audit programs, or others, and possible future statutory or regulatory changes. More information on risks and uncertainties that could cause actual results to differ is included in Roku’s U.S. Securities and Exchange Commission filings, including in Roku’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.
The information on the websites referenced in this report is not incorporated by reference into this report.

Appendix A
List of Smelters and Refiners

Metal	Name of Smelter or Refiner	Smelter or Refiner Country
Gold	Advanced Chemical Company	United States of America
Gold	Aida Chemical Industries Co., Ltd.	Japan
Gold	Agosi AG	Germany
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	Brazil
Gold	Argor-Heraeus S.A.	Switzerland
Gold	Asahi Metalfine, Inc.	Japan
Gold	Asaka Riken Co., Ltd.	Japan
Gold	Aurubis AG, Hamburg	Germany
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Philippines
Gold	Boliden Ronnskar	Sweden
Gold	C. Hafner GmbH + Co. KG	Germany
Gold	CCR Refinery - Glencore Canada Corporation	Canada
Gold	Chimet S.p.A.	Italy
Gold	Chugai Mining	Japan
Gold	DSC (Do Sung Corporation)	Korea, Republic of
Gold	Dowa	Japan
Gold	Eco-System Recycling Co., Ltd. East Plant	Japan
Gold	LT Metal Ltd.	Korea, Republic of
Gold	Heimerle + Meule GmbH	Germany
Gold	Heraeus Metals Hong Kong Ltd.	China
Gold	Heraeus Germany GmbH Co. KG	Germany
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China
Gold	Ishifuku Metal Industry Co., Ltd.	Japan
Gold	Istanbul Gold Refinery	Turkey
Gold	Japan Mint	Japan
Gold	Jiangxi Copper Co., Ltd.	China
Gold	Asahi Refining USA Inc.	United States of America
Gold	Asahi Refining Canada Ltd.	Canada
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan
Gold	Kazzinc Ltd	Kazakhstan
Gold	Kennecott Utah Copper LLC	United States of America
Gold	Kojima Chemicals Co., Ltd.	Japan
Gold	LS MnM Inc.	Korea, Republic of
Gold	Materion	United States of America
Gold	Matsuda Sangyo Co., Ltd.	Japan
Gold	Metalor Technologies (Suzhou) Ltd.	China
Gold	Metalor Technologies (Hong Kong) Ltd.	China
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore
Gold	Metalor Technologies S.A.	Switzerland
Gold	Metalor USA Refining Corporation	United States of America
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico
Gold	Mitsubishi Materials Corporation	Japan
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	Turkey
Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan
Gold	Nihon Material Co., Ltd.	Japan
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan
Gold	MKS PAMP SA	Switzerland
Gold	PT Aneka Tambang (Persero) Tbk	Indonesia
Gold	PX Precinox S.A.	Switzerland
Gold	Rand Refinery (Pty) Ltd.	South Africa

Metal	Name of Smelter or Refiner	Smelter or Refiner Country
Gold	Royal Canadian Mint	Canada
Gold	SEMPSA Joyeria Plateria S.A.	Spain
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China
Gold	Sichuan Tianze Precious Metals Co., Ltd.	China
Gold	Solar Applied Materials Technology Corp.	Taiwan, Province of China
Gold	Sumitomo Metal Mining Co., Ltd.	Japan
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan
Gold	Shandong Gold Smelting Co., Ltd.	China
Gold	Tokuriki Honten Co., Ltd.	Japan
Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium
Gold	United Precious Metal Refining, Inc.	United States of America
Gold	Valcambi S.A.	Switzerland
Gold	Western Australian Mint (T/a The Perth Mint)	Australia
Gold	Yamakin Co., Ltd.	Japan
Gold	Yokohama Metal Co., Ltd.	Japan
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China
Gold	SAFINA A.S.	Czechia
Gold	MMTC-PAMP India Pvt., Ltd.	India
Gold	KGHM Polska Miedz Spolka Akcyjna	Poland
Gold	T.C.A S.p.A	Italy
Gold	REMONDIS PMR B.V.	Netherlands
Gold	Korea Zinc Co., Ltd.	Korea, Republic of
Gold	TOO Tau-Ken-Altyn	Kazakhstan
Gold	Abington Reldan Metals, LLC	United States of America
Gold	Italpreziosi	Italy
Gold	WIELAND Edelmetalle GmbH	Germany
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Austria
Gold	Bangalore Refinery	India
Gold	SungEel HiMetal Co., Ltd.	Korea, Republic of
Gold	Planta Recuperadora de Metales SpA	Chile
Gold	NH Recytech Company	Korea, Republic of
Gold	Eco-System Recycling Co., Ltd. North Plant	Japan
Gold	Eco-System Recycling Co., Ltd. West Plant	Japan
Gold	Metal Concentrators SA (Pty) Ltd.	South Africa
Gold	Gold by Gold Colombia	Colombia
Gold	Coimpa Industrial LTDA	Brazil
Gold	Elite Industech Co., Ltd.	Taiwan, Province of China
Gold	GG Refinery Ltd.	Tanzania
Gold	Impala Platinum - Platinum Metals Refinery (PMR)	South Africa
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China
Tantalum	F&X Electro-Materials Ltd.	China
Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	China
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China
Tantalum	Jiujiang Tanbre Co., Ltd.	China
Tantalum	AMG Brasil	Brazil
Tantalum	Metallurgical Products India Pvt., Ltd.	India
Tantalum	Mineracao Taboca S.A.	Brazil
Tantalum	Mitsui Kinzoku Company, Limited	Japan
Tantalum	NPM Silmet AS	Estonia
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China
Tantalum	QuantumClean	United States of America
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	China
Tantalum	Taki Chemical Co., Ltd.	Japan

Metal	Name of Smelter or Refiner	Smelter or Refiner Country
Tantalum	Telex Metals	United States of America
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China
Tantalum	D Block Metals, LLC	United States of America
Tantalum	FIR Metals & Resource Ltd.	China
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China
Tantalum	XinXing HaoRong Electronic Material Co., Ltd.	China
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China
Tantalum	KEMET de Mexico	Mexico
Tantalum	TANIOBIS Co., Ltd.	Thailand
Tantalum	Materion Newton Inc.	United States of America
Tantalum	TANIOBIS GmbH	Germany
Tantalum	TANIOBIS Japan Co., Ltd.	Japan
Tantalum	TANIOBIS Smelting GmbH & Co. KG	Germany
Tantalum	Global Advanced Metals Boyertown	United States of America
Tantalum	Global Advanced Metals Aizu	Japan
Tantalum	Resind Industria e Comercio Ltda.	Brazil
Tantalum	Jiangxi Tuohong New Raw Material	China
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	China
Tantalum	PowerX Ltd.	Rwanda
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China
Tin	Alpha Assembly Solutions Inc	United States of America
Tin	PT Premium Tin Indonesia	Indonesia
Tin	Dowa	Japan
Tin	EM Vinto	Bolivia (Plurinational State of)
Tin	Estanho de Rondonia S.A.	Brazil
Tin	Fenix Metals	Poland
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Tin	China Tin Group Co., Ltd.	China
Tin	Malaysia Smelting Corporation Berhad (Port Klang)	Malaysia
Tin	Metallic Resources, Inc.	United States of America
Tin	Mineracao Taboca S.A.	Brazil
Tin	Minsur	Peru
Tin	Mitsubishi Materials Corporation	Japan
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand
Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State of)
Tin	PT Mitra Stania Prima	Indonesia
Tin	PT Prima Timah Utama	Indonesia
Tin	PT Timah Tbk Kundur	Indonesia
Tin	PT Timah Tbk Mentok	Indonesia
Tin	Rui Da Hung	Taiwan, Province of China
Tin	Soft Metais Ltda.	Brazil
Tin	Thaisarco	Thailand
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil
Tin	PT ATD Makmur Mandiri Jaya	Indonesia
Tin	O.M. Manufacturing Philippines, Inc.	Philippines
Tin	CV Ayi Jaya	Indonesia
Tin	PT Rajehan Ariq	Indonesia
Tin	PT Cipta Persada Mulia	Indonesia
Tin	Resind Industria e Comercio Ltda.	Brazil
Tin	Super Ligas	Brazil

Metal	Name of Smelter or Refiner	Smelter or Refiner Country
Tin	Aurubis Beerse	Belgium
Tin	Aurubis Berango	Spain
Tin	PT Bangka Prima Tin	Indonesia
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China
Tin	Tin Technology & Refining	United States of America
Tin	Luna Smelter, Ltd.	Rwanda
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China
Tin	PT Mitra Sukses Globalindo	Indonesia
Tin	CRM Synergies	Spain
Tin	Fabrica Auricchio Industria e Comercio Ltda.	Brazil
Tin	PT Putera Sarana Shakti (PT PSS)	Indonesia
Tin	Mining Minerals Resources SARL	Congo, Democratic Republic of the
Tin	Dongguan Best Alloys Co., Ltd.	China
Tin	Feinhutte Halsbrucke GmbH	Germany
Tin	Global Advanced Metals Greenbushes Pty Ltd.	Australia
Tin	P Kay Metal, Inc.	United States of America
Tin	Takehara PVD Materials Plant / PVD Materials Division of MITSUI MINING & SMELTING CO., LTD.	Japan
Tin	Woodcross Smelting Company Limited	Uganda
Tungsten	A.L.M.T. Corp.	Japan
Tungsten	Kennametal Huntsville	United States of America
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China
Tungsten	Global Tungsten & Powders LLC	United States of America
Tungsten	Japan New Metals Co., Ltd.	Japan
Tungsten	Kennametal Fallon	United States of America
Tungsten	Wolfram Bergbau und Hutten AG	Austria
Tungsten	Xiamen Tungsten Co., Ltd.	China
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China
Tungsten	Asia Tungsten Products Vietnam Ltd.	Vietnam
Tungsten	H.C. Starck Tungsten GmbH	Germany
Tungsten	TANIOBIS Smelting GmbH & Co. KG	Germany
Tungsten	Masan High-Tech Materials	Vietnam
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Tungsten	Niagara Refining LLC	United States of America
Tungsten	China Molybdenum Tungsten Co., Ltd.	China
Tungsten	Lianyou Metals Co., Ltd.	Taiwan, Province of China
Tungsten	Hubei Green Tungsten Co., Ltd.	China
Tungsten	Cronimet Brasil Ltda	Brazil
Tungsten	Tungsten Vietnam Joint Stock Company	Vietnam
Tungsten	KENEE MINING VIETNAM COMPANY LIMITED	Vietnam
Tungsten	Lianyou Resources Co., Ltd.	Taiwan, Province of China
Tungsten	Shinwon Tungsten (Fujian Shanghang) Co., Ltd.	China